Reply to:	Virgil Z. Hlus	CLARK WILSON LLP
Direct Tel:	604.891.7707	Barristers & Solicitors
Email:	vzh@cwilson.com	Patent & Trade-Mark Agents
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cwilson.com

May 19, 2015

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-4561

Attention:	Tia L. Jenkins, Senior Assistant Chief Accountant

Dear Sirs/Mesdames:

Re:	Replicel Life Sciences, Inc. (the “Company”)
Form 20-F for the Year Ended December 31, 2013
Filed March 18, 2014
File No. 000-50112

We write on behalf of the Company in response to your letter dated May 5, 2015 with respect to the Company’s above-noted filing.  The Company has compiled information to respond to your comments but the Company is currently reviewing its response with its auditors. The Company requests an extension of the deadline to complete its response.  The Company expects to provide a complete response to all comments by no later than May 26, 2015.

Yours truly,

CLARK WILSON LLP

Per: “Virgil Z. Hlus”

Virgil Z. Hlus

cc:	Replicel Life Sciences, Inc.
Attention: Brooke Hurford, CA Director, Finance